FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

13 September 2011

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The Royal Bank of Scotland Group plc hereby incorporates by reference the following exhibits to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-162219):

Exhibit	Document
1.1
U.S. Distribution Agreement dated as of September 13, 2011 with respect to Series A Senior Notes between The Royal Bank of Scotland Group plc, as issuer, and agents listed on the signature pages therein.

4.1
Amended and Restated Indenture dated as of September 13, 2011 with respect to Senior Debt Securities between The Royal Bank of Scotland Group plc, as issuer, and The Bank of New York Mellon, London Branch, as trustee.

4.2
First Supplemental Indenture dated as of September 13, 2011 with respect to Series A Senior Notes between The Royal Bank of Scotland Group plc, as issuer, and the Bank of New York Mellon, London Branch, as trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc
(Registrant)

By:	/s/ Jan Cargill
	Name:	Jan Cargill
	Title:	Deputy Group Secretary

September 13, 2011